September 8, 2014
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Catalent, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended June 30, 2014, which was filed with the Securities and Exchange Commission on September 8, 2014.
Respectfully submitted,

Catalent, Inc.

By:	/s/ Matthew M. Walsh
Matthew M. Walsh
Executive Vice President and
Chief Financial Officer